MBS SOURCE ETRADING INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2015

COMPUTATION OF NET CAPITAL

Common stock	$	2,000		
Retained earnings		445,171		
Total Stockholder's equity'			$	447,171
Less: Non-allowable assets				
Accounts Receivable		(4,609)		
Prepaid expenses		(15,436)		
Other assets		(3,749)		
Total non-allowable assets				(23,794)
Net capital				423,377
Computation of net capital requirements				
Minimum net capital requirements				
6 2/3 percent of net capital requirements	$	3,163		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				5000
Excess net capital			$	418,377
Aggregate indebtedness			$	47,450
Ratio of aggregate indebtedness to net capital		0.112 to 1		

There was a difference of $3,359 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015